Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.637.3593 owenpinkerton@eversheds- sutherland.us

May 19, 2025

David Manion, CPA, CAIA

Karen Rossotto, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Destiny Tech100 Inc.

Pre-Effective Amendment No. 2 to Registration Statement on Form N-2

File Nos. 811-23802; 333-278734

Dear Mr. Manion and Ms. Rossotto:

On behalf of Destiny Tech100 Inc. (the “Company”), set forth below are the Company’s responses to the accounting and legal comments provided orally by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on December 17, 2024, regarding Pre-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was filed on EDGAR on November 19, 2024. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Attached herein is a copy of the Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (the “Amended Registration Statement”), including the Prospectus contained therein, which was filed on EDGAR on May 19, 2025.

ACCOUNTING COMMENTS

General

1.	We refer to your response to Comment No. 1 from our prior comment letter. While we agree that the investments in special purpose vehicles (“SPVs”) should not be consolidated in the Company’s financial statements, your analysis should be revised as follows:

a.	The reference to 946-10-55-5 should be revised as that section refers to operating companies; and

b.	Where you state that you “measure investments” at fair value, please revise to indicate whether this refers to the fair value of the SPV or the fair value of the underlying securities.

Response: The Company acknowledges the Staff’s concurrence that the investments held by the Company through SPVs should not be consolidated in the Company’s financial statements. In order to address the Staff’s comments, the analysis previously provided to the Staff has been revised as set forth below:

The Company has concluded that it is not appropriate to consolidate any of the special purpose vehicles (“SPVs”) through which it has invested and believes that its presentation of such investments in the schedule of investments on an unconsolidated basis is consistent with GAAP and is the most meaningful presentation of such investments for readers of the Company’s financial statements.

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David Manion, CPA, CAIA Karen Rossotto, Senior Counsel May 19, 2025 Page 2

Evaluating Whether SPVs are a Variable Interest Entity (“VIE”) that Require Consolidation

The Company has reviewed its investments held in Special Purpose Vehicles (“SPVs”) in order to determine whether they should be consolidated. In evaluating, the Company first considered IM Guidance Update No. 2014-11 issued by the SEC, which contains the views of the Chief Accountant of the SEC’s Division of Investment Management as to when it is appropriate for an investment company in a fund of funds or master-feeder structure to consolidate another investment company. The IM Guidance Update No. 2014-11 states, “In the circumstances of a fund of funds, generally, the staff has taken the position that the financial presentation that is most meaningful also is unconsolidated.” The staff has taken a similar position for feeder funds, as outlined in IM Guidance No. 2014-11. Accordingly, the IM Guidance Update No. 2014-11 supports that an unconsolidated presentation for the SPVs would be the most meaningful presentation to the users of the Company’s financial statements.

Moreover, the Company considered the guidance set forth under ASC 810, Consolidation, (“ASC 810”), under the presumption that the consolidation scope exception under ASC 810-10-15-12(d) is not met and that the SPVs qualify as variable interest entities (“VIEs”) in scope under ASC 810, in order to evaluate whether it has a controlling financial interest in any of the SPVs by applying the variable interest model under ASC 810.

In accordance with ASC 810-10-25-38, an entity is deemed to be the primary beneficiary of a VIE if it has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and (b) the obligation to absorb the majority of losses of the VIE or the right to receive the majority of benefits from the VIE.

The Company concluded that it was not the primary beneficiary of any of the SPVs due to the following key factors:

•	The sole purpose of the SPVs is to pool investor capital to invest in securities of a single pre-determined private company and to engage in any and all activities necessary, incidental, proper, advisable or convenient to the foregoing. The activities and decisions that most significantly impact economic performance of the SPVs are conducted by the Manager of each SPV. The Manager of each SPV is responsible for the management and day-to-day administration and operations of the SPV. Additionally, the Manager of each SPV has the power and authority to exclusively manage, control and direct the SPV and all of its business, affairs, activities and operations. The Company has no role in the formation or operation of the SPV, has no power with respect to the appointment of the Manager and cannot unilaterally replace the Manager.
•	The Company was not involved in the design of any of the SPVs.
•	The Company does not have investment discretion or voting rights with respect to any of the SPVs.

Therefore, under the presumption that the Company was subject to ASC 810 and applied the VIE model, the above factors support that the Company would not be considered the primary beneficiary for each SPV and therefore would not be required to consolidate any of the SPVs.

2.	We refer to your response to Comment No. 1 from our prior comment letter. We disagree with your analysis related to the presentation of the investments in SPVs in the schedule of investments. We believe it is materially misleading to list the underlying issuer in the schedule of investments rather than the SPV through which the Company invests. Please restate prior financial statements accordingly and amend prior N-PORT filings that include the underlying issuer as the entity in which the Company invested.

David Manion, CPA, CAIA Karen Rossotto, Senior Counsel May 19, 2025 Page 3

Response: The Company acknowledges the Staff’s comment and has revised in the annual report to shareholders included in its Form N-CSR for the year ended December 31, 2024 filed on March 25, 2025, its presentation of the investments it holds through SPVs to list each individual SPV in the schedule of investments along with a parenthetical that shows the private company to which the Company gains exposure as a result of the investment in the SPV.

In addition, after the filing of the amended Registration Statement, the Company will file an amended N-CSR for the year ended December 31, 2023 and an amended N-CSRS for the period ended June 30, 2024 that include restated financial statements that revise the presentation of the investments held through SPVs in the schedule of investments to that included in the Form N-CSR for the year ended December 31, 2024. As will be noted in the amended N-CSR and N-CSRS, the Company evaluated whether any changes to the fair values of the SPVs were warranted and determined that the fair values were appropriately recorded, so no changes to the fair values of such investments were recorded. The Company will make amended Form N-PORT filings as requested.

3.	We refer to your response to Comment No. 3 from our prior comment letter. We do not agree that the investment in OpenAI was held at December 31, 2023. Please amend the Form N-PORT accordingly.

Response: The Company acknowledges the Staff’s comment and will amend the Form N-PORT accordingly.

LEGAL COMMENTS

4.	Please review and revise your disclosure in the Prospectus to accurately indicate ownership of companies owned through SPVs.

Response: The Company has revised the portfolio company table beginning on page 18 of the Prospectus included in the Amended Registration Statement that accompanies this letter so that the presentation conforms to the schedule of investments included in the Company’s financial statements included in its Form N-CSR for the year ended December 31, 2024.

5.	We refer to your response to Comment No. 10 from our prior comment letter. In correspondence, please tell us how many primary rounds the Company has invested in to date. In addition, please conform disclosure on your website to the disclosure included in the Prospectus in response to prior comments.

Response: The Company advises the Staff that as of December 31, 2024, seven of the Company's investments in private issuers or 13.4% of such investments, were acquired through primary purchases as opposed to secondary purchases.

6.	We refer to the Prospectus cover page where you indicate that, as of the date hereof, no investments were made in “Private Funds.” In light of the fact that SPVs generally rely on Section 3(c)(1) of 3(c)(7) of the Investment Company Act of 1940 in order to not register as investment companies, please consider whether this disclosure is accurate.

Response: The Company has revised its disclosure to clarify that the reference to “Private Funds” refers to investments made in private equity funds, venture funds and hedge funds. Specifically, the Company has added the following language to the cover page of the Prospectus included in the Amended Registration Statement: “SPVs that we invest in are generally exempt from registration pursuant to Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.”

7.	We refer to page 7 of the Prospectus where you state that “Investments in SPVs are common in the venture capital industry and are an efficient way to pool capital with other investors in order to invest in a single issuer.” Please revise to make clear that in these situations, your investment is in the SPV and not directly in the underlying issuer.

Response: The Company has revised its disclosure accordingly.

8.	Please update your disclosure in the Prospectus to reflect September 30, 2024 rather than June 30, 2024.

David Manion, CPA, CAIA Karen Rossotto, Senior Counsel May 19, 2025 Page 4

Response: The Company has updated its disclosure in the Amended Registration Statement that accompanies this letter so that it refers to December 31, 2024.

9.	We refer to the last bullet point on page 15 of the Prospectus under the heading, “Risks Associated with Investments in Private Funds.” Please disclose, if accurate, that the value of the SPV may be different than the value of the underlying securities and that the Company has no ownership rights with respect to the underlying securities.

Response: The Company has included disclosure in the Prospectus included in the Amended Registration Statement that accompanies this letter as requested.

10.	We refer to footnote 1 to the portfolio company table that refers to the “Fund.” Please clarify whether this should refer instead to the “Company.”

Response: The Company has revised in the Prospectus included in the Amended Registration Statement that accompanies this letter its disclosure to change the reference from “Fund” to “Company.”

11.	We refer to Comment No. 14 from our prior comment letter. Please confirm that you will disclose the Company’s net asset value as of the date of each offering made from the shelf registration statement and not merely rely on the net asset value as of the most recent quarter end.

Response: The Company confirms that it will calculate its net asset value with sufficient frequency in order to ensure that sales of its common stock are made consistent with the provisions found in Section 23(b) of the Investment Company Act of 1940, as amended. Specifically, the Company is aware that relying solely on the prior quarter end net asset value will not be sufficient for purposes of complying with Section 23(b).

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0262.

Sincerely,

/s/ Owen J. Pinkerton

Owen J. Pinkerton

cc:	Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP Sohail Prasad, Destiny Tech100 Inc.